NEWS For Immediate Release
Wednesday, November 8, 2017
Contacts: Patricia McCarthy, UAW Retiree Medical
Benefits Trust, (313) 418-4155
patty@prmccarthy.com
Susana McDermott, Interfaith Center on Corporate
Responsibility, (212) 870-2938, smcdermott@iccr.org

Statement: Investors for Opioid Accountability/IOA on
Cardinal Health Annual Shareholder Meeting

Detroit, Michigan—The members of Investors for Opioid Accountability (IOA), a coalition of 30 institutional investors with $1.3 trillion in managed assets, released the following statement following Cardinal Health’s (CAH:NYSE) Annual Shareholder Meeting on November 8, 2017:

“The Investors for Opioid Accountability (IOA) are pleased that Cardinal Health’s (CAH:NYSE) Board of Directors has responded to IOA’s concern over opioid business risks and other governance issues by separating the positions of the Chairman of the Board and the CEO. The IOA views this governance change as an important first step toward improving board accountability, but we believe more needs to be done.

“The IOA calls on the company to conduct an independent investigation and report to shareholders on compliance practices, incentive compensation and governance practices related to its opioid business. We look forward to meeting with the board to discuss these matters.”

Members of the Investors for Opioid Accountability
The Socially Responsive Investing Group of 1919
    Investment Counsel
AEGON Asset Management
Benedictine Sisters, Boerne, Texas
California State Teachers' Retirement System
California State Treasurer John Chiang
Catholic Health Initiatives
CtW Investment Group
Connecticut State Treasurer Denise L. Nappier,
    Connecticut Retirement Plans and Trust Funds
Daughters of Charity, Province of St. Louise
Dignity Health
Illinois State Treasurer Michael Frerichs
Interfaith Center on Corporate Responsibility
International Brotherhood of Teamsters
JLens Investor Network

Mercy Health
Mercy Investment Services
NEI Investments
New York City Comptroller Scott M. Stringer
Northwest Coalition for Responsible Investment
Pennsylvania State Treasurer Joe Torsella
Rhode Island General Treasurer Seth Magaziner
School Employees Retirement System of Ohio
Segal Marco Advisors
Sisters of St. Francis of Philadelphia
Socially Responsible Investment Coalition
Trinity Health
UAW Retiree Medical Benefits Trust
United Church Funds
Walden Asset Management
West Virginia State Treasurer John Perdue